Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated May 12, 2020

Relating to Preliminary Prospectus Supplement dated May 11, 2020

To Prospectus dated May 11, 2020

Registration Statement No. 333-231947

Q2 Holdings, Inc.

This free writing prospectus relates to the offering of shares of common stock of Q2 Holdings, Inc. (the “Company”) and updates and supplements the preliminary prospectus supplement, dated May 11, 2020 (the “Preliminary Prospectus Supplement”) to the base prospectus, dated May 11, 2020 (the “Prospectus”), that was included in the Registration Statement on Form S-3ASR, dated on June 4, 2019 (File No. 333-231947), as amended by a post-effective amendment on May 11, 2020, relating to this offering of our common stock, in order to provide for the potential sale of common stock by the selling stockholders named below. This free writing prospectus should be read together with the Preliminary Prospectus Supplement, the Prospectus included in the Registration Statement, and the documents incorporated therein, including the sections under the heading “Risk Factors” contained therein. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus Supplement. References to “prospectus supplement” herein refer to the final prospectus supplement for the offering.

The Offering

Issuer	Q2 Holdings, Inc.

Common Stock Offered by Us	4,117,647 Shares (or 4,235,294 shares if the underwriters exercise their option to purchase additional shares from us in full)

Common Stock Offered by the Selling Stockholders	500,000 shares if the underwriters exercise their option to purchase additional shares from the selling stockholders in full

Common Stock Outstanding	53,080,716 shares immediately after this offering (assuming no exercise of the underwriters’ option to purchase additional shares from us)

Public Offering Price per Share	$76.50

Use of Proceeds

We anticipate that the net proceeds of this offering will be $301.7 million (or $310.3 million if the underwriters exercise their option to purchase additional shares from us in full), after deducting the underwriting discounts and commissions and our estimated expenses related to this offering.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures, potential acquisitions and strategic transactions. From time to time, we evaluate potential acquisitions and strategic transactions of businesses, technologies or products. However, we have not designated any specific uses and have no current agreements with respect to any material acquisition or strategic transaction.

We will not receive any proceeds from the sale of shares by the selling stockholders.

See “Use of Proceeds” for additional information.

Risk Factors	Investment in our common stock involves risk. See “Risk Factors” and all other information included in the preliminary prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a discussion of factors that should be considered before investing in our common stock.

NYSE Symbol	QTWO

SELLING STOCKHOLDERS

The following table and footnotes set forth information with respect to the beneficial ownership of our common stock by the selling stockholders as of March 31, 2020, subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus supplement for the selling stockholders.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and includes shares issuable upon exercise of options held by the person that may be exercised or converted within 60 days of March 31, 2020. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2020, are deemed to be outstanding for calculating the number and percentage of outstanding shares of the person holding such options but are not deemed to be outstanding for calculating the percentage ownership of any other person.

Applicable percentage ownership in the following table is based on 48,963,069 shares of common stock outstanding as of March 31, 2020.

When we refer to the “selling stockholders” in this free writing prospectus, we mean collectively the entities listed in the table and footnote below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholder’s interest.

			Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares			Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares
	Beneficial Ownership Prior to the Offering		Shares Offered Hereby	Beneficial Ownership After the Offering		Shares Offered Hereby	Beneficial Ownership After the Offering
	Number	Percent		Number	Percent		Number	Percent
Name of Selling Stockholders
Entities Affiliated with Adams Street Partners, LLC(1)	1,602,256	3.3%	0	1,602,256	3.0%	500,000	1,102,256	2.1%

(1)

Represents 489,595 shares held by Adams Street 2006 Direct Fund, L.P., or AS 2006, 552,888 shares held by Adams Street 2007 Direct Fund, L.P., or AS 2007, 185,232 shares held by Adams Street 2008 Direct Fund, L.P., or AS 2008, 160,213 shares held by Adams Street 2009 Direct Fund, L.P., or AS 2009, 91,010 shares held by Adams Street 2010 Direct Fund, L.P., or AS 2010, 73,117 shares held by Adams Street 2011 Direct Fund LP, or AS 2011, 5,797 shares held by Adams Street Partnership Fund—2007 U.S. Fund, L.P. , or AS 2007 US, 7,436 shares held by Adams Street Partnership Fund—2008 U.S. Fund, L.P., or AS 2008 US, 6,597 shares held by Adams Street Partnership Fund—2009 U.S. Fund, L.P., or AS 2009 US, 4,642 shares held by Adams Street Partnership Fund—2010 U.S. Fund, L.P., or AS 2010 US, and 1,035 shares held by Adams Street Partnership Fund—2010 U.S. Fund—Series B, L.P., or AS 2010 US Series B. The shares owned by each of AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2007 US, AS 2008 US, AS 2009 US, AS 2010 US, and AS 2010 US Series B may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of each of AS 2006, AS 2007, AS 2008, AS 2009 and AS 2010, the managing member of the general partner of the general partner of AS 2011, and the general partner of AS 2007 US, AS 2008 US, AS 2009 US, AS 2010 US, and AS 2010 US Series B. Also includes 24,694 shares held by Jeffrey T. Diehl, including 16,880 shares issuable to Mr. Diehl upon the exercise of options exercisable within 60 days of March 31, 2020. Mr. Diehl is a member of our board of directors. Mr. Diehl is a partner of Adams

Street Partners, LLC (or a subsidiary thereof), and may be deemed to share voting and dispositive power over the shares held by AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2007 US, AS 2008 US, AS 2009 US, AS 2010 US, and AS 2010 US Series B. Assuming the full exercise of the underwriters’ option to purchase additional shares, AS 2006 will sell 155,175 shares of common stock, AS 2007 will sell 175,235 shares of common stock, AS 2008 will sell 58,708 shares of common stock, AS 2009 will sell 50,779 shares of common stock, AS 2010 will sell 28,845 shares of common stock, AS 2011 will sell 23,174 shares of common stock, AS 2007 US will sell 1,837 shares of common stock, AS 2008 US will sell 2,357 shares of common stock, AS 2009 US will sell 2,091 shares of common stock, AS 2010 US will sell 1,471 shares of common stock, and AS 2010 US Series B will sell 328 shares of common stock. The address of each of AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2007 US, AS 2008 US, AS 2009 US, AS 2010 US, AS 2010 US Series B and Mr. Diehl is One North Wacker Drive, Suite 2200, Chicago, Illinois 60606.

Except as follows and as described in the information incorporated by reference into this prospectus, no affiliate of the selling stockholders has held any position or office with us or any of our affiliates, and the selling stockholders have had no other material relationship with us or any of our affiliates within the past three years other than as a result of the selling stockholders’ ownership of shares of equity securities.

•	Mr. Diehl is a member of our board of directors.

Selling Stockholder Lockup

The selling stockholders have agreed that, subject to customary exceptions, for a period of 60 days after the date of the prospectus supplement, the selling stockholders will not, without the prior consent of J.P. Morgan Securities LLC, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any of these transactions are to be settled by delivery of our common stock or any security convertible into or exercisable or exchangeable for common stock; or make any demand for or exercise any right with respect to the registration of our common stock; or publicly announce any intent to do the foregoing.

Q2 Holdings, Inc., the issuer, has filed a registration statement (including a base prospectus dated May 11, 2020 and supplemented by the preliminary prospectus supplement dated May 11, 2020) is effective with the Securities and Exchange Commission (the “SEC”) in connection with the offering to which this communication relates. Before you invest you should read the prospectus, the preliminary prospectus supplement, the information incorporated by reference therein and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You can obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement may be obtained from J.P. Morgan Securities LLC, c/o: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204; Citigroup, c/o: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at (415) 364-2720; or SunTrust Robinson Humphrey, Inc., Attention: Prospectus Department, 3333 Peachtree Road NE, 9th Floor, Atlanta, Georgia 30326, or by telephone at (404) 926-5744.

This communication should be read in conjunction with the preliminary prospectus supplement. The information in this communication supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.